Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 2 to the Registration Statement (Form S-3) and related Prospectus of Western Refining, Inc. for the registration of debt securities, warrants, common stock, preferred stock, purchase contracts and units and to the incorporation by reference therein of our report dated February 29, 2008, with respect to the consolidated financial statements of Western Refining, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
March 13, 2009